UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

(Check One):

1 X  Form 10-K   Form 20-F   Form 11-K   Form 10-Q  Form N-SAR  Form N-CSR

For Period Ended:  December 31, 2003

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

5 G Wireless Communications, Inc.
Full Name of Registrant

Tesmark, Inc.
Former Name if Applicable

4136 Del Rey Avenue
Address of Principal Executive Office (Street and Number)

Marina Del Rey, CA 90292
City State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


  (a)  The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     As previously disclosed, we changed independent accountants effective July 31, 2003.

     On April 30, 2003, the immediate prior independent auditor for the Registrant, Michael Deutchman, Certified Public Accountant, issued his Independent Auditor's Report. This Report was issued with respect to an audit of the balance sheets of the Registrant as of December 31, 2002 and 2001, and the related consolidated statement of losses, deficiency in stockholders' equity, and cash flows for the years then ended. There are discrepancies between our financial statements for the year ended December 31, 2001 as audited by Mr. Deutchman and our financial statements for the year then ended as audited by our previous independent auditor, Randy Simpson, CPA, P.C. (this audit is referenced in Mr. Simpson's Independent Auditor's
Report dated April 12, 2002).

     We have on numerous occasions attempted to contact Mr. Deutchman, who was dismissed effective as of July 31, 2003, to discuss these discrepancies. The Registrant has not been able to determine the nature of the discrepancies between the two audits in time to enable the Registrant's new independent auditors to complete their review of the Registrant's financial statements. The Registrant currently expects to file the Annual Report not later than fifteen calendar days after March 30, 2004.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Don Boudewyn
(Name)
310
(Area Code)

754-3784
(Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such
report(s) been filed?  If answer is no, identify report(s).  X  Yes   No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof?  X  Yes   No

(a) Revenues. The Registrant expects to report total revenues of $________ for the year ended December 31, 2003, as compared to total revenues of $70,098 for the year ended December 31, 2002.

(b) Net Profit (Loss). The Registrant expects to report a net loss of $_________, or $_____ per share, for the year ended December 31, 2003, as compared to a net loss of $6,189,924, or $0.05 per share, for the year ended December 31, 2002.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the Registrant's expectations of revenues, net loss and the timing of filing its Form 10-QSB are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, determination of the discrepancies between the two audits, its failure to file timely the Form 10-QSB, and the risks detailed from time to time in the Registrant's periodic reports filed under the Exchange Act, including its quarterly report on Form 10-QSB for the period ended September 30, 2003. The Registrant disclaims any intent or obligation to update or revise any forward looking statements.




                    5 G Wireless Communications, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:                                  March 30, 2004


                                       By:/s/ Jerry Dix
                                       Jerry Dix, CEO